Filed by Axonyx Inc. Pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Axonyx Inc.

This filing relates to a proposed merger between Axonyx Inc. (“Axonyx”) and TorreyPines Therapeutics, Inc., a private Delaware corporation (“TorreyPines”), pursuant to the terms of an Agreement and Plan of Merger and Reorganization dated as of June 7, 2006 (the “Merger Agreement”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Axonyx on June 12, 2006, and is incorporated by reference into this filing.

The following is the text of a letter from the President and Chief Executive Officer of Axonyx to the shareholders of Axonyx. The documents referenced in the letter as attachments thereto (a press release dated June 8 announcing the execution of the Merger Agreement, an Axonyx/TorreyPines fact sheet and a Frequently Asked Questions document) are on file with the Securities and Exchange Commission as exhibits to the Current Report on Form 8-K filed by Axonyx on June 8, 2006, and are incorporated by reference into this filing. The text of the letter is as follows:

June 20, 2006

Dear Axonyx Stockholder:

Axonyx Inc. is currently undertaking an important merger with TorreyPines Therapeutics, Inc. I believe this transaction is a key value enhancing event for Axonyx and its stockholders as it brings together two companies with strong and complementary central nervous system (CNS) drug portfolios. By joining together with TorreyPines, Axonyx is taking a significant step towards creating a biopharmaceutical company with a strong and deep commitment to the development of potential treatments for Alzheimer’s Disease as well as gaining novel potential treatments in the area of migraine and chronic pain.

Most importantly, I believe that TorreyPines is an excellent strategic fit for Axonyx and as a combined company we anticipate having numerous milestones over the next 12 months as well as a strong combined balance sheet. This merger creates a CNS focused company with eight product candidates that are in or about to enter the clinic for the treatment of chronic pain and across the continuum of the Alzheimer’s Disease spectrum. Together, the combined company will have a deep and enviable drug pipeline in CNS with a focus on Alzheimer’s disease, migraine, and chronic pain. In addition, the combined company will maintain a discovery operation focused on Alzheimer ’s Disease. We are particularly encouraged by the potential for TorreyPines’ lead compound candidate, tezampanel, an AMPA/kainate (AK) receptor antagonist delivered subcutaneously, that will be entering a Phase IIb study in 2006 as a potential treatment for migraine. We are likewise encouraged by their follow-on preclinical compound NGX426, an oral prodrug of tezampanel and a follow-on compound for the treatment of migraine and chronic pain. These compounds potentially represent a new class of drugs to treat migraine and chronic pain conditions such as neuropathic pain.

The TorreyPines management, which will lead the merged company, is a senior and experienced drug development team that in my opinion will be able to aggressively move the merged company forward. Upon the close of this transaction, the combined company expects to do business under the TorreyPines Therapeutics name and be headquartered in San Diego, California. The combined company intends for its common stock to trade on the NASDAQ Stock Market under the proposed symbol “TPTX.” As the transaction requires the approval of Axonyx stockholders, we plan to hold a stockholder meeting at the earliest opportunity subject to the preparation and regulatory approval of the appropriate stockholder information.

In summary, the combination of Axonyx and TorreyPines will position the combined company as an established biopharmaceutical development company focused in the area of CNS diseases and disorders. Its portfolio will be large and diversified with eight clinical stage and preclinical product candidates. The combination strongly complements each company’s ongoing and long-term commitment to the development of therapies in the underserved CNS market and we believe this is key in creating a premier CNS company.

Attached please find some background reference material related to the merger; additional materials will be provided in the coming weeks.

Again, we want to thank you, Axonyx stockholders, for your support. We anticipate an exciting future and intend to act in a manner that ultimately grows stockholder value and validates your continuing support. And we look forward to further discussing this exciting news with you and additional potential new investors.

Sincerely yours,

Gosse B. Bruinsma, M.D.

President & Chief Executive Officer

Axonyx Inc.

Attachments:

1.	Press release dated June 8 announcing TorryPines Therapeutics, Inc. merger agreement

2.	Axonyx/TorreyPines fact sheet
3.	Frequently asked questions document

Additional Information about the Merger and Where to Find It

In connection with the merger, Axonyx and TorreyPines Therapeutics intend to file relevant materials with the Securities and Exchange Commission (SEC), including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement.  Investors and security holders of Axonyx and TorreyPines Therapeutics are urged to read these materials when they become available because they will contain important information about Axonyx, TorreyPines Therapeutics and the merger. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Axonyx with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Axonyx by directing a written request to: Axonyx, 500 Seventh Avenue, 10th Floor, New York, NY 10018, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Axonyx and its directors and executive officers and TorreyPines Therapeutics and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Axonyx in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Axonyx is also included in Axonyx's Annual Report on Form 10-K for the year ended December 31, 2005, which was filed with the SEC on March 16, 2006. This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at Axonyx at the address described above.

About TorreyPines Therapeutics

TorreyPines Therapeutics, Inc. is a biopharmaceutical company that discovers and develops small molecule drugs to treat diseases and disorders of the central nervous system. Led by an accomplished management team, TorreyPines is leveraging novel drug targets and technologies to deliver new therapies for migraine; chronic pain, including neuropathic pain; and Alzheimer’s disease. Its therapies are intended to offer significant advantages over current therapies. Further information is available at www.torreypinestherapeutics.com.

About Axonyx

Axonyx Inc. is a U.S.-based biopharmaceutical company engaged in the acquisition and development of proprietary pharmaceutical compounds for the treatment of CNS disorders. Axonyx currently has three compounds in development for Alzheimer's disease, namely Phenserine - a potential symptomatic and disease progression treatment of mild to moderate Alzheimer’s disease (AD), Posiphen™ - a potential disease progression treatment for AD now in Phase I, and BisNorCymserine (BNC) - a potential symptomatic treatment of severe AD now in pre-Investigational New Drug (IND) stage. Additional information can be found at www.axonyx.com.

This letter contains forward-looking statements or predictions, including statements regarding the potential closing of the proposed merger between Axonyx and TorreyPines Therapeutics, the trading of the combined company’s stock on the NASDAQ Stock Market, the anticipated financial position of the combined company, the timing for anticipated occurrence of key milestones related to each company’s product candidates, the characteristics and possible uses of the product candidates of each of Axonyx and TorreyPines Therapeutics, the expected advantages of combining Axonyx and TorreyPines Therapeutics, and the expected timing of closing of the merger. Actual results may differ materially from the above forward-looking statements due to a number of important factors, including the possibility that the proposed transaction with TorreyPines Therapeutics may not ultimately close for any of a number of reasons, including, but not limited to, Axonyx not obtaining stockholder approval of the issuance of shares and warrants in the merger, the change in control resulting from the merger or the reverse split of Axonyx common stock; TorreyPines Therapeutics not obtaining stockholder approval of the merger, the possibility that NASDAQ will not approve the listing of the combined company’s shares for trading on the NASDAQ Stock Market or that the combined company will not be able to meet the continued listing requirements after the closing of the merger; that Axonyx and TorreyPines Therapeutics will forego business opportunities while the merger is pending; that prior to the closing of the proposed transaction, the businesses of the companies, including the retention of key employees, may suffer due to uncertainty; and even in the event the transaction is completed, that combining Axonyx and TorreyPines Therapeutics may not result in a stronger company, that the technologies and clinical programs of the two companies may not be compatible and that the parties may be unable to successfully execute their integration strategies or realize the expected benefits of the merger.

This document may contain forward-looking statements or predictions. These statements represent our judgment to date, and are subject to risks and uncertainties that could materially affect the Company, including those risks and uncertainties described in the documents Axonyx files from time to time with the SEC, specifically Axonyx’s annual report on Form 10-K. Specifically, with respect to our drug candidates Phenserine, Posiphen™ and BisNorCymserine, Axonyx cannot assure that: any preclinical studies or clinical trials, whether ongoing or conducted in the future, will prove successful, and if successful, that the results can be replicated; safety and efficacy profiles of any of its drug candidates will be established, or if established, will remain the same, be better or worse in future clinical trials, if any; pre-clinical results related to cognition and the regulation of beta-APP will be substantiated by ongoing or future clinical trials, if any, or that any of its drug candidates will be able to improve the signs or symptoms of their respective clinical indication or slow the progression of Alzheimer’s disease; any of its drug candidates will support an NDA filing, will be approved by the FDA or its equivalent, or if approved, will prove competitive in the market; or that Axonyx will have or obtain the necessary financing to support its drug development programs. Axonyx cannot assure that it will be successful with respect to identifying a (sub-) licensing partner for any of its compounds. Axonyx undertakes no obligation to publicly release the result of any revisions to such forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.